Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: RehabCare Group, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 001-14655
Final Transcript
Conference Call Transcript
KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Event Date/Time: Feb 08, 2011 / 01:30PM GMT

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
CORPORATE PARTICIPANTS
Eddie Jones
Corporate Communications, Inc. — IR
Paul Diaz
Kindred Healthcare, Inc. — President, CEO
John Short
RehabCare Group, Inc. — President, CEO
Rich Lechleiter
Kindred Healthcare, Inc. — EVP, CFO
Jay Shreiner
RehabCare Group, Inc. — EVP, CFO
CONFERENCE CALL PARTICIPANTS
Sachin Shah
Capstone Global Markets — Analyst
Frank Morgan
RBC Capital Markets — Analyst
Kevin Fischbeck
BofA Merrill Lynch — Analyst
Adam Feinstein
Barclays Capital — Analyst
Bryan Sekino
Barclays Capital — Analyst
Eugene Goldenberg
BB&T Capital Markets — Analyst
Newton Juhng
FBR Capital Markets — Analyst
Natasha Wong
United First Partners — Analyst
PRESENTATION
Operator
Good day everyone and welcome to this joint conference call hosted by Kindred Healthcare and RehabCare Group. Today’s call is being recorded.
At this time for opening remarks and introductions I would like to turn the call over to Mr. Eddie Jones. Mr. Jones, please go ahead.
Eddie Jones — Corporate Communications, Inc. — IR
Good morning. Welcome to the Kindred Healthcare and RehabCare Group joint conference call. This is Eddie Jones from Corporate Communications.
Before the presentation I would like read to a cautionary statement. This conference call includes forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which involves a number of risks and uncertainties. Such forward-looking statements are based on management’s current expectations and include known and unknown risks,

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
uncertainties, and other factors, many of which neither Kindred nor RehabCare is able to predict or control, that may cause the Company’s actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements.
Kindred and RehabCare caution participants that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Kindred and RehabCare direct you to the cautionary statement contained in the joint press release issued by the companies this morning. Additional information regarding forward-looking statements is included on Kindred’s website.
This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the pending transaction with RehabCare, Kindred will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement prospectus to their respective stockholders. You should review those materials carefully as they will include important information regarding the acquisition, including the information about Kindred and RehabCare, their respective directors, executive officers, and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the pending acquisition.
It is now my pleasure to introduce the participants in today’s call. Paul Diaz, President and Chief Executive Officer of Kindred; John Short, President and Chief Executive Officer of RehabCare; Rich Lechleiter, Executive Vice President and Chief Financial Officer of Kindred; and Jay Shreiner, Executive Vice President and Chief Financial Officer of RehabCare. Mr. Diaz will begin the call.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Thanks, Eddie, and good morning, everyone. Appreciate joining us on such short notice. I do want to recommend for those who have not had an opportunity to go to our website, you will find an updated investor presentation that we have developed with our partners at RehabCare that really go through the transaction. You may want to refer to that during the course of the call today, as well as a recently issued Quality Report which I think gives a very compelling case for the value proposition for our patients and the healthcare delivery system as we begin to talk with you about this opportunity this morning.
John and I jointly announced our agreement to bring together Kindred and RehabCare Group to form the premier post-acute healthcare provider in the United States. The combined Company, with annual revenues of over $6 billion, will be the largest provider of postacute services in the US, with over 75,000 employees and operations in 46 states.
The Company will operate 118 long-term acute care hospitals, 226 nursing and rehabilitation centers, 121 inpatient rehab facilities, primarily hospital-based, 1,808 hospital, skilled nursing, and assisted living facility rehabilitation therapy services contracts across the country, making us the largest rehab provider in the United States.
But this opportunity is also about improving lives. By bringing together these two strongly aligned organizations and our dedicated and compassionate teams of therapists, physicians, nurses, and caregivers, we will deliver on the promises of both companies to provide hope, promote recovery, and help our patients regain their lives as we work to improve care coordination and return them home.
Under the terms of our agreement, each stockholder of RehabCare common stock will receive $26 per share in cash and approximately $9 per share of Kindred common stock for a total consideration with a current value of approximately $35 per share. Kindred expects to issue approximately 12 million shares in connection with the acquisition.
The aggregate value of the pending transaction approximates $1.3 billion, including approximately $400 million of existing debt. Both companies begin this venture having reported very strong Q4 clinical and financial results, providing significant momentum to the transaction and a strong foundation for the combined Company.
The combined Company will be the number-one operator of long-term acute care hospitals; the number-one operator of inpatient rehab facilities; the number-one skilled nursing and contract rehabilitation provider; and the number-three operator of skilled nursing and rehabilitation centers. We believe that this transaction will be highly accretive to Kindred’s earnings and will create significant value for the stockholders of both companies.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
We expect the combined Company to achieve operating synergies of approximately $40 million within a period of two years following the completion of the transaction. Kindred has obtained a financing commitment from JPMorgan, Morgan Stanley, and Citigroup in connection with our planned merger. We expect to have in place approximately $1.9 billion of long-term financing, with approximately $1.6 billion outstanding at the time of the merger.
The RehabCare acquisition is subject to certain conditions including approvals by the stockholders of both companies, consummation of financing, antitrust clearance, and the receipt of licensure and regulatory approvals. We expect to complete the RehabCare merger on or about June 30, 2011.
We believe that this transaction will result in meaningful growth for Kindred’s stockholders and will further strengthen our credit profile. We are particularly excited about the opportunity to add RehabCare’s services in our cluster markets and inpatient rehab services to our service offerings.
Together with our growing home care and hospice businesses, the merger offers our patients an expanded continuum of services and the opportunity for us to continue the care for our patients and residents through an entire episode of treatment and recovery.
Both Kindred and RehabCare have been aggressively developing a postacute continuum of service lines in local markets — long-term care hospitals, inpatient rehab facilities, subacute or transitional care centers, long-term care including Alzheimer’s and dementia care, and home care and hospice services. This enables us to partner with hospitals, health systems, and payors to better manage episodes of care while at the same time improving quality and reducing costs. The combination of the two companies will support and accelerate this strategy.
In today’s acquisition announcement we provided pro forma financial projections as if the transaction was completed on January 1, 2011. These projections assume that we will realize approximately $25 million of operating synergies in the first year following the completion of the acquisition.
In addition, nonrecurring costs and expenses associated with the transaction have been excluded from the projections. In summary, we expect that the pro forma operating income or EBITDAR of the Company will range between $892 million and $909 million, while pro forma EBITDA should range from $470 million to $487 million. Income from continuing operations is expected to range from $101 million to $111 million, or $1.95 to $2.15 per diluted share.
As we indicated in this morning’s announcement, we believe the adjusted leverage of the combined Company, with rents capitalized at 6 times, will approximate 4.5 at the end of 2011, approximately the same as Kindred’s standalone adjustment leverage at 12/31/2010.
Finally, I want to welcome on behalf of all my colleagues at Kindred the RehabCare team as we jointly pursue the closing of this transaction and the building of a great new Company. This is a very exciting time for the stockholders of both Kindred and RehabCare and a great opportunity for our employees and the communities we serve.
Before we go to Q&A I would love to have John add a few comments on his perspectives on the merger.
John Short — RehabCare Group, Inc. — President, CEO
Thanks, Paul, and good morning, everyone. As Paul indicated, our combination with Kindred creates the nation’s premier provider of services along the postacute continuum. In addition to delivering significant shareholder value, our blended organization will provide an unmatched depth of services, resources, and experience for our patients, clients, and clinical professionals across the country.
We are pleased that the RehabCare brand, which has been synonymous with high-quality, innovative post-acute care for nearly 30 years, will represent the combined Company’s contract rehabilitation services going forward. And now, Paul, back to you for questions.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Great. Well, let’s open it up to the participants this morning for Q&A.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
QUESTION AND ANSWER
Operator
(Operator Instructions) Sachin Shah, Capstone Global Markets.
Sachin Shah — Capstone Global Markets — Analyst
Hi, good morning. I just wanted to clarify. So you are expecting $40 million in synergies on the cost side. Any kind of indication how much top-line sales — top-line synergies you are expecting?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Well, I think that is a very important point. We think there are a lot of opportunities in terms of the combined business to not only realize cost synergies, but over the intermediate to longer-term revenue synergies. One of the things that I would point to you in our presentation is the increasing frequency at which postacute patients are accessing multiple different postacute settings.
So as we continue to try to reduce length of stay in acute care hospital and through our inpatient rehab facilities, long-term acute care hospitals, or our nursing and rehab centers, we are seeing greater and greater discharges from one setting to another — from an LTAC to a skilled hosting facility; from a skilled nursing facility to home health. And that is an opportunity for patients, but clearly that is a revenue synergy that we expect when we get through the integration that the team and our doctors and physician case management teams will be very excited about.
This is something that is energized as much from the wants and needs of our patients and our nurses, telling us that they want to continue to care for these patients and see their care through a whole episode.
Sachin Shah — Capstone Global Markets — Analyst
So is it fair to say that the possibility of top-line synergies may be equivalent or a little bit more than the $40 million on the cost side?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Well, what I would say is that both companies have a baseline that, as we look at our ’11 estimates and the guidance that we provided, certainly have strong growth and rebounds from the 2010 volume challenges that we all faced. We are pleased that Q4 we started to see that turn around. We are starting to see volumes improve.
But I think it would be early to estimate the revenue synergies that we will hope to see over the longer term. John?
John Short — RehabCare Group, Inc. — President, CEO
No, beyond what we have already provided in our respective outlooks, clearly there is a ton of opportunities, especially in cluster markets, to increase our revenue over and above our stand-alone businesses. But it is too early to really calibrate any of that.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Or — just finish up, our baseline models assume that we’re going to grow admissions and so — but over the longer term we certainly are excited about the opportunity between this broader array of services to grow revenues and manage patients in a more coordinated way.
Operator
Frank Morgan, RBC Capital Markets.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Frank Morgan — RBC Capital Markets — Analyst
Good morning. Congratulations. Hey, I kind of like cost synergies; and I know the revenue synergies will come with time, but in terms of the numbers that you gave for cost synergies as a percentage of RehabCare’s revenue base, that seems awfully low. So I am hoping to hear a little bit more detail.
Do you feel like that is conservative? Any specific areas? What does that number actually incorporate, the $25 million going to $40 million over two years?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Look, we clearly have a lot of cost savings opportunities here. But this is a growth platform, and so we also want to make sure that all of our therapists, all of our nurses, each of our sites of service don’t have any interruption in the things they need to do to care for their patients and run their businesses and achieve their already pretty strong ’11 growth targets.
A lot of the synergies are realizable. They have been identified. All of the $40 million of synergies have been identified. We have got $6 million of purchasing synergies, for example.
There are a lot of opportunities here. But we think until we get further into the integration planning and see our way through the Day One readiness that we hope to have, it is premature to get too far ahead of ourselves here.
Frank Morgan — RBC Capital Markets — Analyst
Okay. Just on the subject of leverage after the deal, do you have any targets of where and over what period of time you can get your leverage level down?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Yes. I mean as we pointed out, we are going to — based on the expected performance over the next couple of quarters I think it will be down from the pro forma, looking in the back rearview mirror, by the time we get to closing. But we certainly hope that we will be able to substantially reduce the leverage over the next 12 to 24 months.
And we have got a tremendous amount of operating cash flow that is generated. As you know, over many years we have been using a lot of that operating cash flow for our organic development.
So I think we will continue to pursue those opportunities, but only in the context of delevering first. So a great deal of flexibility, Frank, in terms of our ability to pay down debt quickly and lower our leverage profile fairly quickly as well.
Frank Morgan — RBC Capital Markets — Analyst
Great. Got one more and I will hop off. Any concerns, any particular markets with FTC issues?
Then secondly, just kind of timing of the offering that you are contemplating here, the 12 million shares. Thank you. I will hop off.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Well, with respect to the FTC review, as you know our colleagues at Select have gone through this process with their Regency deal. We went through a process recently in Southern California with our Vista deal. So we don’t see any market issues that are anticompetitive in any of the big markets that we are in together, Houston or any other, our markets.
So we feel good that there is plenty of alternative LTAC opportunities or rehab opportunities in the different markets we serve for others.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Rich Lechleiter — Kindred Healthcare, Inc. — EVP, CFO
I think, Frank, on your question about the offering, there won’t be a public offering of shares; it will be an exchange of shares in the context of the closing of the transaction.
Operator
Kevin Fischbeck, Bank of America Merrill Lynch.
Kevin Fischbeck — BofA Merrill Lynch — Analyst
Okay, thank you. Yes, obviously RehabCare has a number of different divisions within it. Is there one product offering that kind of drew you in more so than the other?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Well, you know, we have always said that core to our mission, Kevin, is rehab. And we have, over the last few years we have had a RehabMax plan to really turbocharge the rehab departments of our nursing and rehab centers as we have converted more traditional nursing homes to transitional care centers and added more transitional care units. Similarly, RehabMax has been a $12 million facelift and additional staffing initiative in our long-term acute care hospitals as well.
The real excitement for me and I think the opportunity here is that rehab provided in these different settings is how we get people home. The ability to bring in the clinical skills of our colleagues at RehabCare, add the inpatient rehab facility services to our service continuum, and to learn from each other in terms of expanding our service offerings I think adds a great deal of a halo effect in our cluster markets. We have talked in the past about the halo that our hospitals have provided our nursing and rehab centers, in terms of elevating our clinical competencies and, in the context of RUGs IV, being able to do more wound care and more respiratory care and more cardio and pulmonary rehab.
This will further that strategy, because the clinical expertise particularly in the rehab area I think will further expand our competencies and create a broader halo effect for us in terms of taking care of short-stay, rehab, and medically complex patients. But John may have some additional color on that too.
John Short — RehabCare Group, Inc. — President, CEO
Well, I think it is a natural marriage of the strengths of both organizations. We have a greater emphasis on rehab. Obviously, Kindred is much larger than us in terms of LTACs and skilled nursing facilities. When you blend the two together they fit very neatly.
So we can take advantage of each other’s strengths and build upon that platform going forward. So we are very pleased with this deal.
Kevin Fischbeck — BofA Merrill Lynch — Analyst
Okay. I guess maybe just going back to Frank’s question, I guess I understand not necessarily wanting to really outline the synergies per se. But when we think about them as far as buckets go, is mostly kind of a G&A synergy?
I know that Rehab obviously had some core legacy hospitals that were still in kind of ramp-up mode, and then Triumph was kind of operating below its historical margins. Do the synergies imply those assets improving, or is it kind of above what Rehab was going to do there anyway?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
I think from Day One it will be all Kindred hospitals; and we focus on every single kindred Hospital and getting them to — and every Kindred nursing and rehab center and all 2,000 of our sites, through our balanced scorecard, we focus on getting everybody to full potential. What full potential can mean will vary depending on market conditions and lots of different things.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
But a lot of questions in your question, Kevin. On the synergy side, certainly as John said, one of the great strengths we bring is our IT infrastructure and enterprise system. So a lot of the synergies come from the very straightforward, quick ability of us to move to our platform.
We have always said that we have, as we demonstrated in the Vista transaction — and quite frankly, to take everybody back a few years, we merged and spun off a $2 billion institutional pharmacy company and created a standalone public company in a very short period of time with no hiccups, great financial controls, and PharMerica continues to be successful today. We did all that on the strength of our team in financial operations and information technology.
So we view this opportunity as really core on the operations and right to our sweet spot in terms of our back-office capabilities. Then coupled with some of the technology innovations that RehabCare has done with mobile devices, Apple and Google, there’s some fun stuff for us as we look past that integration in terms of improving therapist and physician and nurse productivity.
Kevin Fischbeck — BofA Merrill Lynch — Analyst
Okay. Then just two quick questions on each of your guidance, because you guys each provided guidance and then we got the pro forma guidance. I guess first on RehabCare, I just wanted to understand the comment in the outlook for the hospital division, saying that it includes a 1% reduction in Medicare reimbursements for this rate year.
Are you just talking about a productivity adjustment? Or was there some other adjustment that was going on there?
Jay Shreiner — RehabCare Group, Inc. — EVP, CFO
The 1% is a combination of several items. It includes a 50 basis point reduction as a result of PPACA, as well as reweighting of DRGs. So the — those are the two biggest drivers of the 1% reduction.
Kevin Fischbeck — BofA Merrill Lynch — Analyst
Okay, so that is an absolute year-over-year reduction of 1%.
Jay Shreiner — RehabCare Group, Inc. — EVP, CFO
Correct.
Kevin Fischbeck — BofA Merrill Lynch — Analyst
Okay. I guess then maybe on Kindred’s side, is there anything like that going on in your guidance? Then two, does your new pro forma guidance have any updated thoughts on Medicaid? Has that changed at all versus when you provided guidance previously?
Rich Lechleiter — Kindred Healthcare, Inc. — EVP, CFO
Hey, Kevin, good morning. On the Medicaid question, we had anticipated a lot of this in our operating budgets. We have assumed in aggregate on the nursing home side a very small increase on a per patient day basis about 1% in terms of a — in terms of rate.
In terms of the rate question around the LTACs, we have taken a similar tack to Jay in that regard.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
You know, just more broadly, I think that from a credit and from an equity perspective, one of the opportunities here is we continue to diversify and broaden our revenue base. We will do much more revenue in commercial business than we do in Medicaid.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Our Medicaid exposure is spread out over 40 states. So when you think about the revenue base of this combined Company on the $6 billion, it’s a very different Company than some of our pure-play nursing home peers. We have been diversifying in many respects that way.
So I think the way to begin to think about this is you have got a rehab business with high margins and great drop-through to EPS that is approaching $1.3 billion. You have got a hospital business approaching $3 billion with the Medicare and commercial payors there and our expanding relationships with commercial payors, and a skilled nursing facility business that we continue to be quite excited about at $2.2 billion that has got great traction under RUGs IV and where we have been expanding and investing capital to really reposition to a 21st-century nursing home, or our transitional care centers.
So it’s a very different Company than it was five years ago, and this opportunity certainly accelerates that strategy that really began when we spun off our pharmacy business. So there are a number of different elements here as we see, and I would emphasize again both companies’ very strong performance in Q4 across-the-board in terms of cost management, improvement in managing case mix, and rate improvement, and the opportunities we have going forward now as we are seeing volumes trend to more normalized levels.
Kevin Fischbeck — BofA Merrill Lynch — Analyst
Okay, great. Thanks.
Operator
Adam Feinstein, Barclays Capital.
Adam Feinstein — Barclays Capital — Analyst
Good morning, everyone. First of all, congrats on what seems like a great deal here. So great, great job, Paul.
I guess maybe as a starting point, maybe just a little bit more detail on the background here. Is this something you guys have been contemplating for a long time? Is this something that you have been contemplating since healthcare reform got passed?
Just curious to understand the background, then have a few follow-up questions.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Again I will direct you to the investor presentation. I think that this is a continuation of our strategic plan to expand our service continuum in our cluster markets. To — we see and view rehab along with pulmonary care and complex wound care and care for diabetes patients as a huge demographic need. What this allows us to really do is accelerate that strategy and expand our clinical capabilities as well as our — as John pointed out, the additional bandwidth that we get in our cluster markets.
So I think in the context of healthcare reform and the policy innovations that are being considered, one thinks about accountable care organizations, as one thinks about episodic payments or bundled payments, this is absolutely positions us I think very uniquely within these cluster markets.
Both companies enjoy and have a very robust pipeline of relationships that are growing. We think that together our hospital partners, our payor partners will see, as we talk about that circle of opportunity and filling that post-acute continuum, that we are uniquely positioned to be partners to accountable care organizations, or participate in pilots or demonstrations around bundled payment and episodic payments.
It is — I guess one could view it offensively, but certainly defensively as well in that context.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Adam Feinstein — Barclays Capital — Analyst
Okay. Then I guess just a couple of follow-ups here. I guess you guys have a much bigger presence in the LTAC business, Paul, so clearly as you think about integrating the RehabCare LTACs, I guess — just curious. Are there — is there much difference between the sites? So just curious if they are similar in terms of the mix and everything else as well as just where they are located.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Well, first of all, we are very pleased that Pat Henry and Mary Pat Welc and Brock Hardaway are going to be part of our team. We have got a lot of continuity in terms of the key operating managers.
As we look at the RehabCare long-term acute care hospitals, their freestanding inpatient rehab facilities, and our interests — kind of going back, we have been looking at several inpatient rehab facilities as well as ARU, acute rehab units, and have a number in the pipeline. This just accelerates that strategy.
They have got great assets, a great management team in Brock and Pat and Mary Pat. A great cultural fit and alignment of interests.
And as we think about things like margins, a lot of best practices to share. There are things that we do, as we have gone through the diligence, better than they do; there are things that they do better than we do. And we are going to blend those talents I think for the benefit of patients and shareholders here very quickly.
I think we have got great line of sight on a lot of opportunities to again get all almost 2,000 of our sites of service to their full potential.
Adam Feinstein — Barclays Capital — Analyst
Okay. Then just with respect to your financial presentation going forward, are you still going to break out the LTAC from the rehab hospitals? Or are you just going to have one reporting segment called hospitals?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
We are going to do what we have always done.
Adam Feinstein — Barclays Capital — Analyst
Okay.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
We’re going to have Kindred hospitals; we’re going to have RehabCare; and within RehabCare we are going to have our hospital rehab services and our skilled nursing rehab services. Within those segments, there are growing and emerging businesses.
As you know, Adam, we have been pretty good incubators of these businesses over the years, organically, whether it is pharmacy or rehab. And we are very excited to have a few more tools in our tool chest here in terms of organic business development.
Until — it is like the home care and hospice business, it’s approaching $40 million. And once we delever a little bit we are going to get real aggressive on adding that to our cluster markets as well. Until those businesses mature and get to a size and scale that it makes sense to break them out, we are going to just focus internally on those segments.
Adam Feinstein — Barclays Capital — Analyst
Okay. Then just a final question and Paul, you keep talking about starting businesses and spinning businesses off. So I guess should we read into that to say that you would be open to doing something like that again in the future, to the extent there is an opportunity with the contracting business? Sorry to put you on the spot, but —

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
That is a hell of a question today. Look, we are first and foremost fiduciaries to our patients and our shareholders. We have always been aggressive capitalists in terms of maximizing and monetizing value. I think as we look out, this is about growth. There is a lot of growth opportunities.
So I think we are much more focused on growing the rehab businesses both in the hospital component and the nursing component under Pat and Chris Bird’s leadership. I would also say that as we look down the road there will be other opportunities and other ways to return value to shareholders, whether it is dividend policies or other things.
This Company is going to throw off a lot of cash flow. And that cash flow, once we get back to our targeted leverage ratios, we will look for our organic and cluster development projects; but we will also again be regularly mindful of how we can return value to shareholders in a way that is meaningful.
I think the size and scale and diversity of the revenue base and the improved margin profile will allow us to look at lots of different options in the years to come in terms of creating shareholder value.
Adam Feinstein — Barclays Capital — Analyst
All right. Thank you very much.
Operator
Bryan Sekino, Barclays Capital.
Bryan Sekino — Barclays Capital — Analyst
Hi, thanks. Morning. Congratulations again. Thanks for squeezing me in here. Just a quick question on the cost of capital assumptions for the additional debt that you are going to put on to get to that $1.8 billion.
If — going forward I know you have talked about delevering; if you will look to possibly prune the portfolio for some of the facilities that may not necessarily be in some of your cluster markets.
Rich Lechleiter — Kindred Healthcare, Inc. — EVP, CFO
Good morning, Bryan. As we indicated in the release there will be roughly $1.9 billion of financing, of which $1.6 billion will be drawn. The undrawn portion will represent our bank revolving credit, which will be collateralized primarily around accounts receivable.
So there will be plenty of liquidity for the Company post-transaction to continue along the lines of its core cluster development strategy as well as to be useful in the integration of the two companies, particularly in the first 12 months.
The other thing that is important to note about the debt structure is that a significant amount of the debt structure will be in the form of pre-payable debt, both in terms of the bank revolver itself and there will be another senior facility backed primarily by owned real estate which will also have prepayment options available to us. So our ability to delever, as Paul said, particularly in the first 12 to 18 months will be fairly significant.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
I would add that our 2011 plan for both companies have a fairly robust development pipeline that we fully expect to continue to advance in the context of each company’s development activities prior to close and the opportunities to continue to organically grow thereafter. So I think it is an important point that Rich makes.
I think what we will be challenged to do, though, is make sure that once we consummate the merger, to look at those transactions that give us the best returns on invested capital, that further the strategy.
But we are very excited, again, about the growth aspects of this. We have had a very successful — if you go back to our prior investor presentation and our guidance for ’11, all of that organic development — including additional hospitals under development, conditional transitional care centers that we are building out of the ground — all of that continues to move forward.
Now the cash flow, the $70 million, $80 million of unencumbered cash flow that we still think we can generate in ’11 will go to pay down debt first. That number jumps to $150 million and starts getting to $200 million very quickly in terms of the ability to delever — or, depending on how the business is performing, our outlook around reimbursement and other factors, to continue our organic development plan.
So what I would say is that we have a tremendous amount of flexibility with respect to how we deploy capital, how we utilize our cash flow from operations, our $300-million-plus cash flow from operations. And the true routine CapEx of the combined Company is $130 million, $140 million without — with continuing to renovate and do refurbishments and those kind of things.
That gives us a lot of flexibility to pay down debt — or again, depending on the situational analysis, to pursue our development pipeline. Including hospital joint ventures, new LTAC and IRF development, and we have got a number of freestanding IRF projects that we are quite excited about.
Bryan Sekino — Barclays Capital — Analyst
Okay, thanks. Just one more question if I could shift gears here on the revenue top-line synergies that you talked about before. As I look at your cluster markets here on the map you provided, there is clearly some overlay of the joint companies. I guess can you provide us with some insight in terms of what’s the biggest upside on the top line? Is it from gaining volumes from referral sources that you’re not getting them all from? Or is it leverage with payors? Just any clarity you can provide there.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Well, as I said, I think the operators in both companies would say that their budgets for ’11 on volume growth — we pushed them pretty hard. So I am going to start a mutiny before Day One it I start saying that we are going to do more than what is in our budgets in ’11.
I think as you think beyond that, though, one of the things that we have been very successful at is developing and broadening our commercial relationships. I think that is clearly something that we bring to the RehabCare team. Similarly, they have demonstrated a number of different best practices, things that are margin-enhancing to how we look at our business.
I think the opportunity to further continue the care of a patient that might be coming out of an LTAC, who might need intensive rehab — I often tell the story of Aunt [Phoebe], my wife’s aunt, who went from a Kindred LTAC. We saved her life, weaned her from a vent; but she had a double amputation and she had to go to an inpatient rehab facility and ultimately finished her RehabCare at one of my nursing and rehab centers in Louisville. There are a lot — and Phoebe is 66 years old. Just had a series of complex conditions.
There is an explosion of patients, unfortunately, that need multiple sites of service because they have very complex conditions. 25% of the Medicare spend is being consumed by 15% of the patients because they have five or more chronic conditions. That is the sweet spot for us.
Our ability to both on a post-acute and pre-acute basis manage that patient through our Continue the Care strategy is a revenue opportunity as we see it, educating commercial payors participating in ACOs and other things over the longer term.
But those market dynamics are going to be years in the development. And I think it is awfully premature to take our revenue growth rates up in ’11 or ’12 before those kinds of market integrations really meaningfully begin to happen.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Bryan Sekino — Barclays Capital — Analyst
Okay. Thanks a lot. Congratulations again.
Operator
Eugene Goldenberg, BB&T Capital Markets.
Eugene Goldenberg — BB&T Capital Markets — Analyst
Good morning, guys, and congratulations on the transaction. Just a little bit of a deeper dive if we can on cost synergy front. The $40 million that has already been identified, you mentioned that about $6 million of that is coming from purchasing synergies. Are there any other areas that you could identify for us at this time?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
As I said, a great amount of the opportunity is moving to our platform quickly. We think that that happens quickly.
We have got a senior management team. My partners across the aisle here, some of those folks are not — well, a lot of the operators are coming over with us. A lot of the other senior managers are not. So there is a lot of Day One synergies in terms of the executive team. So it is not hard to start getting to those numbers when you think about salaries, bonuses, executive compensation, equity, and those kinds of things.
So at the division levels, there’s going to be very, very little change. What we really see here is both companies have a great opportunity to grow, have growth expectations in their ’11 plans, so at the district and regional and divisional levels, we want to keep everybody moving the way they are moving.
In terms of the system integrations and senior managers, is as where some of the more obvious synergies come from. But again I will use that purchasing synergy as a way, as an example. When we closed on the Vista hospitals, Rich and Mike Grannan, our head of Purchasing, within 30 days we had those hospitals on our purchasing programs, we saved $2 million like that. You could hear my click.
So the $6 million is the first run at just moving RehabCare onto our purchasing formularies. Over the longer term we have got great relationships with pharmacy vendors and suppliers. But everyone is going to be on notice that we are going to be pursuing cost reduction with a vengeance, as we have these last couple of years.
And if you look at our 2010 results, it wasn’t driven by volume; it was driven by relentless cost savings and improvement in patient care. So we relentlessly cut costs last year and managed costs while maintaining high levels of patient service at the bedside.
And that discipline, that acumen, will be very much a part of our DNA and fabric moving forward. So being more explicit right now I am not sure is constructive.
Eugene Goldenberg — BB&T Capital Markets — Analyst
Got you. Thanks for that detail. I have two quick follow-ups. On the actual integration time frame for RHB, we have identified $40 million over two years. Is the two-year time frame the appropriate time frame to think for a full integration of this acquisition?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
A full integration? Yes. As we learn more and we have more legal ability to do things — because we are in a period there is only so much we can do right now legally — and we get more visibility on what we can do and what we can do faster, we will absolutely keep all our investors apprised.
And to the extent that we have more opportunity faster, we will communicate that to you as that becomes available.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Eugene Goldenberg — BB&T Capital Markets — Analyst
Got you. The last question I have is more quarter-specific. We have seen the margin profile of your rehab business come down, but part of that being made up in your nursing home segment, which is what you predicted for the past few quarters.
Just your thoughts as to where you think those two particular areas can go now with the addition of the RehabCare business.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
You know, that is clearly one of the gems here. One of the opportunities is both rehab businesses very successfully helped our nursing home customers transition to RUGs IV. There is just a great opportunity for Chris and Pat to come together and make sure, first, that all of our customers are getting what they need and continue to get what they need in terms of the intensity of rehab services their patients need.
We are still navigating the [MMPR] and Part B. That is a negative drag beginning in January.
But that being said, in terms of the shared knowledge, opportunities to improve productivity and efficiency, we do see as I have said the opportunity to get back over the course of the next 12 to 18 months to the closer to historical margin profile of the combined business.
We’ve got a lot more work to do in that regard. But Pat Henry and her team again together with our team just bring a wealth of experience. And we are very excited about those collaborations.
Eugene Goldenberg — BB&T Capital Markets — Analyst
Thanks for taking my questions, guys.
Operator
Newton Juhng, FBR Capital Markets.
Newton Juhng — FBR Capital Markets — Analyst
Thank you very much. Congratulations, guys. Did want to ask you about — I’m looking at, I think slide 11 of your presentation here. It looks like there’s four potential new cluster markets that you are looking at. Can you talk to me a little bit about what you’re looking at there that makes those particular areas intriguing?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Well, first and foremost, the relationships that John and the RehabCare team have developed plus some of the assets that we have in those markets. Those are democratically strong markets, that Philly-New Jersey market, Kansas City and St. Louis.
We are early here. There are potentially others. This is the end of the beginning. We have got a lot of opportunity.
As I said we have — both companies have a fairly robust development pipeline. Now, we will take a disciplined step back until we reduce leverage, until we have — we have got great visibility right now on rates and improving volumes, but we are awfully excited about turning that spigot back on in terms of home health acquisitions, IRF and LTAC development, post-moratorium, the continued development of transitional care centers. And really as you think about the skill sets we are bringing here, together here — and I’ve talked a little bit about this and I know John has too. One of the pilots in the healthcare reform bill is continuing care hospitals. Well, we are living that dream already.
As you think about our assets, our 118, the 12 hospital-based subacute units in our LTACs, and so we have got a lot of opportunity to grow within our own portfolio as we look at where might we add inpatient rehab facility services or combine them with subacute services. So a lot of fun stuff to do. John, any color from your perspective on the map?

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
John Short — RehabCare Group, Inc. — President, CEO
No, I agree with you. We add clearly density in the post-acute continuum to your sites in a lot of those markets. We have got great relationships with major healthcare systems that can help us jointly develop the entire continuum of care, which is clearly what CMS wants us to do. So we are excited about this.
Newton Juhng — FBR Capital Markets — Analyst
Thanks for the color there. So when I look at your IT platform, and Paul, you made a pretty good example of what you can do and how quickly you can get it up. Obviously I look at that as something that is pretty important towards getting everybody on the same page. Can you give me some idea how long that’s going to take to get everybody onto the same IT platform in terms of the facilities?
Rich Lechleiter — Kindred Healthcare, Inc. — EVP, CFO
Yes, Newton, good morning. It’s Rich. We have already put together what I think is a pretty exciting plan and certainly an aggressive plan around what we will call Day One readiness, particularly with respect to the four financial systems across the organization, that will really have I think a very favorable impact in terms of productivity and other things across all of the different businesses within RehabCare.
So I think as we think about the synergies and we think about productivity improvements around that and implementation of that, that $25 million — we have a great sense of confidence that in Year One we can easily achieve the $25 million synergy target within the context of that plan.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Again we have to be careful and we haven’t really been able to bring everyone over the wall yet in terms of some of the integration conversations. It’s really been at a fairly high level in the context of diligence. But if our success with Vista Hospital integration, our three nursing and rehab centers in Dallas — and again I take you back not too long ago to the merger and spinoff of PharMerica, we think that we are very excited about the amount of Day One readiness and system conversion that we can have in place and ensure that our operators on both sides of the aisle — that no one will be wanting for the information they need to run their business, care for their patients, and achieve their agreed-to and committed-to budgets.
So it is an area that I would put on a 9.8 of our confidence level around this transaction.
Newton Juhng — FBR Capital Markets — Analyst
Okay, Paul; that’s pretty high. Thanks.
Operator
Natasha Wong, United First Partners.
Natasha Wong — United First Partners — Analyst
Good morning. Congratulations on the deal. I was just wondering if you could provide a little bit of color on the licensure and the regulatory approvals that you might require, please.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Well, we need to go through the number of states that we operate in. We believe that — and there are different processes in different state, certainly too many to go through on that this phone call. But again in general terms, we think we can get to the goal date. Again both companies enjoy great reputations in the markets we serve.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Again, I think if you want to know about us and Kindred and RehabCare and the opportunities we have, one of the first things if you are a new investor, you don’t know us very well, go to our recently published Quality and Social Responsibility Report. Because it will give you the framework for — and for policymakers — of this opportunity and the great progress we made in 2010 clinically, in customer service, and financially.
It’s really foundational for now bringing our colleagues in RehabCare together with us. So nothing really in particular that I can comment on or that gives us any concern.
Natasha Wong — United First Partners — Analyst
Okay. How many states do you expect to file in?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
We are going to be in 46 states, so in all 46 states we’re going to be talking with somebody about something, I am sure. But this is not our — we do this all the time; and it is not something — I may not put it at a 9.8, but it is pretty high on the confidence factor too.
Natasha Wong — United First Partners — Analyst
In the nines, could we say?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Sure.
Natasha Wong — United First Partners — Analyst
Okay. In terms of regulatory approval, is it just US HSR, or do you need in other jurisdictions as well? I am guessing it is just HSR.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Again, probably more appropriate if you want to call and talk to us off-line. Every state will have different change of ownership requirements and things for us to work through.
Natasha Wong — United First Partners — Analyst
I meant in terms of countries. (multiple speakers) just be the US?
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Just US. We are all US. This is 46 states but all US-based.
Natasha Wong — United First Partners — Analyst
Okay, perfect.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Great. Thank you so much.
Natasha Wong — United First Partners — Analyst
Thank you very much for taking my question. Thank you.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Okay, well I think we need to wrap up. Again, we thank you all very much.
John, Jay, we’re very excited about this, and it is just a great team of folks at RehabCare. Again, on behalf of my colleagues at Kindred across the Company, we are very excited to come together. Appreciate all the support for everyone on the phone and again direct you to our presentation today as well as our Quality Report. A lot of great new data and information there for you all to sink your teeth into as you think about this opportunity over the course of the next few days. John?
John Short — RehabCare Group, Inc. — President, CEO
No, we’re excited. We are in. Let’s get going.
Paul Diaz — Kindred Healthcare, Inc. — President, CEO
Hear, hear. Thank you all.
Operator
This does conclude today’s presentation. Thank you for your participation.
Additional Information About this Transaction
     In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
     Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
     Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

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Feb 08, 2011 / 01:30PM GMT, KND — Kindred Healthcare to Acquire RehabCare Group Conference Call
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